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02007506 [UNI]TED STATES
[SE]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
FEB 27 2002
PROCESSING
WASH, D.C.
354
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BLOCK-KELLY COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 NORTH BROAD STREET
(No. and Street)

MONROE	GEORGIA	30655
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE KELLY, JR. (404) 267-8100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRANNEN & ROLAND
(Name — *if individual, state last, first, middle name*)

1201 PEACHTREE STREET, N.E., SUITE 400	ATLANTA,	GEORGIA	30361
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EUGENE KELLY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOCK-KELLY COMPANY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK-KELLY COMPANY

REPORT ON AUDITS OF STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

BRANNEN & ROLAND
CERTIFIED PUBLIC ACCOUNTANTS

BRANNEN & ROLAND
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES C. BRANNEN
JAMES A. ROLAND

January 11, 2002

Board of Directors
Block-Kelly Company
Monroe, Georgia


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH. D.C.
354
SECTION

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Block-Kelly Company as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Block-Kelly Company at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Brannen & Roland

BRANNEN & ROLAND
Certified Public Accountants

400 COLONY SQUARE, 1201 PEACHTREE STREET NE, ATLANTA, GEORGIA 30361, 404 892-0400, FAX 404 892-1693

BLOCK-KELLY COMPANY

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$65,614	$20,331
Cash segregated in compliance with federal and other regualtions	21,661	21,061
Receivables from brokers or dealers	10,671	120,418
Receivables from customers	887	0
Securities owned, at market value (Note 2)	246,875	246,875
Office equipment at cost, less accumulated depreciation of $17,225 (2001) and $16,811 (2000)	207	621
Other assets	3,820	4,707
	$349,735	$414,013

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES:		
Payable to customers	$25,583	$86,970
Accrued expenses and other liabilities	5,073	8,708
	30,656	95,678
STOCKHOLDER'S EQUITY:		
Common stock, par value $10 a share; authorized, issued and outstanding, 1000 shares	10,000	10,000
Additional paid-in capital	276,000	276,000
Retained earnings	33,079	32,335
	319,079	318,335
	$349,735	$414,013

The accompany notes are an integral part of these statements.

BLOCK-KELLY COMPANY

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

1. Significant Accounting Policies:

a. Income Taxes. The stockholder has elected under the S Corporation provisions of the Internal Revenue Code, and similar provisions of Georgia tax laws, to be treated substantially as a partnership instead of as a corporation for income tax purposes.

b. Depreciation. Office equipment is being depreciated over a five-year period using methods allowed for income tax purposes.

c. Securities Transactions. Income and expense from securities transactions are recorded on the trade date.

2. Securities:

Securities, at market value, consist of bank certificates of deposit, $250,000 maturing January 28, 2002.

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of approximately $250,000 and $314,912 respectively. The Company's net capital ratio was .10 to 1. The net capital rules may effectively restrict the payment of cash dividends.

4. Commitments and Related Party Transactions:

The Company leases its office facilities from the sole stockholder. Expenses include rents of $12,000 (2001) and $10,600 (2000). The Company also leases an automobile under the terms of an operating lease, which expires December 16, 2002. Expenses include $8,168 auto lease payments in each year. Minimum annual future rentals are as follows:

Year	Amount
2002	$19,487
2003	6,000
	$25,487

BLOCK-KELLY COMPANY

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000
(Continued)

5. Financial Statements:

The Company's Statement of Financial Condition as of December 31, 2001, filed pursuant to SEC Rule 17a-5 is available for examination at Block-Kelly Company, 304 North Broad Street, Monroe, Georgia or at the Securities and Exchange Commission, 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326.

BLOCK-KELLY COMPANY

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE X-17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

BRANNEN & ROLAND
CERTIFIED PUBLIC ACCOUNTANTS

BRANNEN & ROLAND
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES C. BRANNEN
JAMES A. ROLAND


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C. 354 SECTION

January 11, 2002

Board of Directors
Block-Kelly Company
Monroe, Georgia

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Block-Kelly Company as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Block-Kelly Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Brannen & Roland

BRANNEN & ROLAND
Certified Public Accountants

400 COLONY SQUARE, 1201 PEACHTREE STREET NE, ATLANTA, GEORGIA 30361, 404 892-0400, FAX 404 892-1693



LIABILITIES AND STOCKHOLDER'S EQUITY

	Liabilities	Non-A.I. Liabilities	Total
LIABILITIES:			
Payable to customers:			
Securities accounts, including free credit balances of $25,583	$25,583		$25,583
Accrued expenses and other liabilities	5,073		5,073
TOTAL LIABILITIES	$30,656		30,656
STOCKHOLDER'S EQUITY:			
Common stock, par value $10 a share authorized, issued and outstanding, 1000 shares			10,000
Additional paid-in capital			276,000
Retained earnings			33,079
TOTAL STOCKHOLDER'S EQUITY			319,079
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY			$349,735

BLOCK-KELLY COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2001

1. Significant Accounting Policies:

a. Income Taxes. The stockholder has elected under the S Corporation provisions of the Internal Revenue Code, and similar provisions of Georgia tax laws, to be treated substantially as a partnership instead of as a corporation for income tax purposes.

b. Depreciation. Office equipment is being depreciated over a five-year period using methods allowed for income tax purposes.

c. Securities Transactions. Income and expense from securities transactions are recorded on the trade date.

2. Securities:

Securities, at market value, consist of bank certificates of deposit, $250,000 maturing January 28, 2002.

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of approximately $250,000 and $314,912 respectively. The Company's net capital ratio was .10 to 1. The net capital rules may effectively restrict the payment of cash dividends.

4. Commitments and Related Party Transactions:

The Company leases its office facilities from the sole stockholder. Expenses include rents of $12,000 (2001) and $10,600 (2000). The Company also leases an automobile under the terms of an operating lease, which expires December 16, 2002. Expenses include $8,168 auto lease payments in each year. Minimum annual future rentals are as follows:

Year	Amount
2002	$19,487
2003	6,000
	$25,487

BLOCK-KELLY COMPANY

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

BRANNEN & ROLAND
CERTIFIED PUBLIC ACCOUNTANTS

BRANNEN & ROLAND
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH, D.C. SECTION

CHARLES C. BRANNEN
JAMES A. ROLAND

January 11, 2002

Board of Directors
Block-Kelly Company
Monroe, Georgia

In planning and performing our audit of the financial statements of Block-Kelly Company for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

400 COLONY SQUARE, 1201 PEACHTREE STREET NE, ATLANTA, GEORGIA 30361, 404 892-0400, FAX 404 892-1693

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



BRANNEN & ROLAND
Certified Public Accountants